Regulatory Announcement

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RECEIVED
2007 JAN 24 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:05 16-Jan-07
Number	6310P


07020539

16 January 2007

Tesco PLC

Transaction in Own Shares

Tesco PLC announces that, on 16 January 2007, it purchased from Shore Capital Stockbrokers Limited 4,140,000 ordinary shares at an average price of 417.7283 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 644608

SUPPL

PROCESSED
JAN 26 2007
THOMSON FINANCIAL

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 16-Jan-07
Number	6136P

RNS Number:6136P
Tesco PLC
16 January 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

16th January 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 12th January 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 419.75p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	26
P A Clarke	26
A Higginson	26
T P Leahy	26
D T Potts	26
T J R Mason	26
L Neville-Rolfe	26

2. The Trustees transferred 92,000 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,632,468 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608